UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 28, 2026
ARRIVED HOMES 5, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Clark; Arrived Series Lois; Arrived Series Goldfinger; Arrived Series Sambino; Arrived Series Pumpkin; Arrived Series Troncos; Arrived Series Alex; Arrived Series Liam; Arrived Series Lenka; Arrived Series Camphor; Arrived Series Sinalda; Arrived Series Adler; Arrived Series Belleglade; Arrived Series Ameris; Arrived Series Metcalf; Arrived Series Scarlett; Arrived Series Tully; Arrived Series Tyrell; Arrived Series Wasilla; Arrived Series Adela; Arrived Series Fortress; Arrived Series Arbolado; Arrived Series Lilinoe; Arrived Series Cyrus; Arrived Series Targaryen; Arrived Series Tilly; Arrived Series Vega; Arrived Series Blair; Arrived Series Evie; Arrived Series Briarmanor; Arrived Series Fizzy; Arrived Series Gerardo; Arrived Series Hendricks; Arrived Series Nathan; Arrived Series Stonemill; Arrived Series Terrien; Arrived Series Whippoorwill; Arrived Series Windgate; Arrived Series Wyndsong; Arrived Series Ashland; Arrived Series Galleta; Arrived Series Chesterton; Arrived Series Marilyn; Arrived Series Monroe; Arrived Series Poshington; Arrived Series Raider; Arrived Series Sandpiper; Arrived Series Wendover; Arrived Series Wesley; Arrived Series Wildcat; Arrived Series William; Arrived Series Gracianna; Arrived Series Camila; Arrived Series Rivendell; Arrived Series Arthur; Arrived Series Caldwell; Arrived Series Chloe; Arrived Series Farinosa; Arrived Series Goshen; Arrived Series Gavin; Arrived Series Kitsune; Arrived Series Lucky; Arrived Series Parker; Arrived Series Rucker; Arrived Series Kanan; Arrived Series Orland; Arrived Series Ozark

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of July 25, 2026

As of 8:00 AM Eastern Time, Saturday, July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
Adler	$10.01
Alex	$10.31
Ameris	$9.83
Belleglade	$10.18
Camphor	$9.98
Clark	$10.20
Fortress	$9.66
Goldfinger	$9.62
Lenka	$10.29
Liam	$10.22
Lilinoe	$9.51
Lois	$10.18
Metcalf	$9.70
Pumpkin	$10.35
Sambino	$10.20
Sinalda	$9.86
Targaryen	$9.81
Troncos	$9.81
Tully	$9.66
Tyrell	$10.23
Vega	$10.15
Wasilla	$9.93
Windgate	$9.91

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adler	Alex	Ameris	Belleglade	Camphor	Clark	Fortress
ASSETS
Current assets:
Cash	$29,193	$23,542	$14,356	$25,270	$8,650	$16,532	$17,185
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,317	3,619	2,899	5,349	3,155	840	5,258
Property and equipment, net	351,365	338,131	245,654	366,456	262,454	308,949	356,842
Total assets	$384,876	$365,292	$262,909	$397,075	$274,259	$326,321	$379,285

LIABILITIES
Current liabilities:
Accrued expenses	$6,681	$1,736	$2,635	$3,225	$1,699	$5,382	$2,397
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,359	2,640	1,772	2,704	1,994	3,089	2,411
Tenant deposits	2,345	2,345	1,750	2,995	1,745	1,995	2,895
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$11,385	$6,721	$6,157	$8,924	$5,438	$10,466	$7,703

MEMBERS' EQUITY (DEFICIT)
Members' capital	383,761	366,683	272,397	394,898	280,848	343,614	388,880
Accumulated deficit	(10,270)	(8,111)	(15,645)	(6,748)	(12,027)	(27,759)	(17,298)
Total members' equity (deficit)	$373,491	$358,572	$256,752	$388,150	$268,821	$315,855	$371,581
Total liabilities and members' equity (deficit)	$384,876	$365,292	$262,909	$397,075	$274,259	$326,321	$379,285

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	373,491	358,572	256,752	388,150	268,821	315,855	371,581
Net adjustments to fair value	52,901	64,699	39,251	62,893	46,245	74,062	47,470
TOTAL NET ASSETS	$426,392	$423,271	$296,003	$451,043	$315,066	$389,916	$419,051
NET ASSET VALUE PER INTEREST	$10.01	$10.31	$9.83	$10.18	$9.98	$10.20	$9.66

	Goldfinger	Lenka	Liam	Lilinoe	Lois	Metcalf	Pumpkin
ASSETS
Current assets:
Cash	$31,919	$17,806	$20,232	$23,657	$13,962	$18,732	$20,834
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,055	4,978	6,046	5,127	4,463	4,858	4,589
Property and equipment, net	529,161	322,187	420,673	365,755	313,845	302,884	318,052
Total assets	$566,135	$344,971	$446,951	$394,539	$332,270	$326,474	$343,474

LIABILITIES
Current liabilities:
Accrued expenses	$2,455	$2,938	$3,137	$3,667	$5,456	$2,310	$2,286
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,383	2,569	3,341	2,525	3,134	2,203	2,679
Tenant deposits	2,495	2,495	3,395	2,595	2,695	2,695	2,545
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,333	$8,002	$9,873	$8,787	$11,285	$7,208	$7,510

MEMBERS' EQUITY (DEFICIT)
Members' capital	579,216	342,350	449,959	396,576	330,151	320,865	339,056
Accumulated deficit	(22,414)	(5,381)	(12,881)	(10,824)	(9,167)	(1,599)	(3,092)
Total members' equity (deficit)	$556,802	$336,969	$437,078	$385,752	$320,985	$319,266	$335,964
Total liabilities and members' equity (deficit)	$566,135	$344,971	$446,951	$394,539	$332,270	$326,474	$343,474

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	556,802	336,969	437,078	385,752	320,985	319,266	335,964
Net adjustments to fair value	58,761	63,706	82,297	35,426	67,922	33,990	65,951
TOTAL NET ASSETS	$615,563	$400,675	$519,375	$421,178	$388,906	$353,256	$401,915
NET ASSET VALUE PER INTEREST	$9.62	$10.29	$10.22	$9.51	$10.18	$9.70	$10.35

	Sambino	Sinalda	Targaryen	Troncos	Tully	Tyrell	Vega
ASSETS
Current assets:
Cash	$12,159	$23,178	$25,347	$23,749	$32,139	$24,704	$26,213
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,712	5,399	5,053	4,106	6,340	4,120	4,870
Property and equipment, net	291,696	377,143	381,917	339,245	467,707	314,812	381,294
Total assets	$308,566	$405,720	$412,317	$367,100	$506,186	$343,636	$412,377

LIABILITIES
Current liabilities:
Accrued expenses	$2,221	$3,189	$4,699	$4,562	$3,054	$2,182	$1,901
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,611	2,934	2,619	2,446	3,425	2,285	2,568
Tenant deposits	2,645	3,293	2,695	2,395	3,893	2,095	2,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,477	$9,415	$10,013	$9,403	$10,371	$6,562	$7,163

MEMBERS' EQUITY (DEFICIT)
Members' capital	314,098	409,860	406,294	372,133	510,368	341,632	413,195
Accumulated deficit	(13,008)	(13,555)	(3,989)	(14,436)	(14,553)	(4,558)	(7,981)
Total members' equity (deficit)	$301,089	$396,305	$402,304	$357,697	$495,815	$337,074	$405,213
Total liabilities and members' equity (deficit)	$308,566	$405,720	$412,317	$367,100	$506,186	$343,636	$412,377

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	301,089	396,305	402,304	357,697	495,815	337,074	405,213
Net adjustments to fair value	64,671	54,333	47,593	46,934	47,745	55,039	60,998
TOTAL NET ASSETS	$365,760	$450,638	$449,897	$404,631	$543,560	$392,113	$466,211
NET ASSET VALUE PER INTEREST	$10.20	$9.86	$9.81	$9.81	$9.66	$10.23	$10.15

	Wasilla	Windgate
ASSETS
Current assets:
Cash	$26,037	$19,806
Other receivables	-	-
Prepaid expenses	-	-
Deposits	4,920	6,110
Property and equipment, net	407,511	296,649
Total assets	$438,468	$322,565

LIABILITIES
Current liabilities:
Accrued expenses	$2,648	$2,405
Accounts payable	-	-
Due to (from) related parties	2,749	2,011
Tenant deposits	2,495	4,190
Note payable, related party	-	-
Mortgage payables	-	-
Total liabilities	$7,892	$8,606

MEMBERS' EQUITY (DEFICIT)
Members' capital	445,471	320,818
Accumulated deficit	(14,895)	(6,859)
Total members' equity (deficit)	$430,576	$313,959
Total liabilities and members' equity (deficit)	$438,468	$322,565

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	430,576	313,959
Net adjustments to fair value	58,813	43,514
TOTAL NET ASSETS	$489,389	$357,473
NET ASSET VALUE PER INTEREST	$9.93	$9.91

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 2026.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer